Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1 No. 333-147800) and related Prospectus of EPIX Pharmaceuticals, Inc. for the registration of 5,245,468 shares of its common stock and to the incorporation by reference therein of our reports dated April 9, 2007, with respect to the consolidated financial statements and schedules of EPIX Pharmaceuticals, Inc., EPIX Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of EPIX Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Boston, Massachusetts
December 14, 2007